Exhibit 99.(a)(1)(i)
OFFER TO PURCHASE
Wright Medical Group, Inc.
Offer to Purchase for Cash Any and All of its Outstanding 2.625% Convertible Senior Notes due 2014
(CUSIP No. 98235TAA5)
THE TENDER OFFER (AS DEFINED BELOW) WILL EXPIRE AT 8:00 A.M., NEW YORK CITY TIME, ON MARCH 11, 2011, UNLESS EXTENDED AS DESCRIBED HEREIN (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”). HOLDERS (AS DEFINED BELOW) MUST VALIDLY TENDER AND NOT VALIDLY WITHDRAW THEIR NOTES (AS DEFINED BELOW) ON OR PRIOR TO THE EXPIRATION DATE TO BE ELIGIBLE TO RECEIVE THE CONSIDERATION (AS DEFINED BELOW). TENDERS OF NOTES MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE, BUT NOT THEREAFTER.
     Wright Medical Group, Inc. (“Wright” or the “Company”) hereby offers, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, as the same may be amended from time to time, the “Tender Offer”), to purchase for cash any and all of its outstanding 2.625% Convertible Senior Notes due 2014 (the “Notes”), at a purchase price of $1,000.00 per $1,000 principal amount of Notes (the “Consideration”). The Company will also pay to each Holder who validly tenders the Notes pursuant to the Tender Offer all accrued and unpaid interest up to, but not including, the date on which the Notes are purchased (the “Accrued Interest”). No tenders of Notes after the Expiration Date will be valid. The Notes were issued in November and December 2007 in the aggregate principal amount of $200 million, all of which amount is currently outstanding.
     The Company’s obligation to accept for payment, and to pay for, any Notes validly tendered pursuant to the Tender Offer is subject to the satisfaction or waiver of the General Conditions (as defined herein) described in this Offer to Purchase. See “Conditions to the Tender Offer.”
     Upon the terms and subject to the satisfaction or waiver by us of all conditions set forth herein and in the Letter of Transmittal, on the Expiration Date, the Company will accept all Notes validly tendered and not withdrawn on or prior to the Expiration Date (the “Acceptance Date”). Payments for the Notes so accepted will be made by the deposit of immediately available funds by the Company with the Depositary, or to an account specified by the Depositary, promptly after the Acceptance Date (the “Payment Date”). The Depositary (as defined below), or an account specified by the Depositary, will act as agent for the tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders. See “Acceptance for Payment and Payment.”
     Any holder of record of Notes (each, a “Holder” and, collectively, “Holders”) or beneficial owner of Notes desiring to tender all or any portion of such Holder’s Notes must comply with the procedures for tendering Notes set forth herein in “Procedures for Tendering and Withdrawing Notes” and in the Letter of Transmittal.

     Any questions or requests for assistance concerning the Tender Offer may be directed to the Dealer Manager (as defined herein) and the Information Agent (as defined herein) at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or any other related documents may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Beneficial owners should contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer. The Information Agent is also acting as depositary (the “Depositary”) in connection with the Tender Offer.
     NONE OF THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION IN CONNECTION WITH THE TENDER OFFER.
     THE TENDER OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”), NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE TENDER OFFER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Dealer Manager for the Offer is:
BofA Merrill Lynch
February 10, 2011

IMPORTANT
     Upon the terms and subject to the satisfaction or waiver by us of all conditions set forth herein and in the Letter of Transmittal, the Company will accept for payment on the Expiration Date any and all Notes validly tendered and not validly withdrawn prior to the Expiration Date. Notes accepted for purchase pursuant to the Tender Offer will be accepted only in principal amounts of $1,000 or an integral multiple thereof.
     Notwithstanding any other provisions of the Tender Offer, the Company’s obligation to accept for payment, and to pay for, any Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is subject to the satisfaction or waiver of the General Conditions. See “Conditions to the Tender Offer.”
     Payment of the Notes will be made by the deposit of immediately available funds by the Company with the Depositary, or an account specified by the Depositary on the Payment Date. The Depositary, or an account specified by the Depositary, will act as agent for the tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders. See “Acceptance for Payment and Payment.”
     The Company expressly reserves the right, in its sole discretion, subject to applicable law, to (i) waive any and all of the conditions of the Tender Offer prior to the date of acceptance for payment of Notes, (ii) extend the Expiration Date or (iii) amend the terms of the Tender Offer. Any extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. The foregoing rights are in addition to the Company’s right to delay acceptance for payment Notes tendered pursuant to the Tender Offer or the payment for Notes accepted for payment in order to comply in whole or in part with any applicable law, subject to Rules 13e-4 and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.
     In the event that the Tender Offer is terminated, validly withdrawn or otherwise not consummated prior to the Expiration Date, the Consideration applicable to the Notes will not be paid or become payable to Holders who have validly tendered their Notes in connection with such Offer. In any such event, the Notes previously tendered pursuant to such Offer will be promptly returned to the tendering Holders.
     From time to time after the tenth business day following the Expiration Date or other date of termination of the Tender Offer, the Company or its affiliates may acquire any Notes that are not tendered pursuant to the Tender Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as the Company may determine, which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof the Company or its affiliates may choose to pursue in the future.
     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE AND RELATED DOCUMENTS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS OFFER TO PURCHASE SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE RESPECTIVE DATES OF SUCH INFORMATION. THE COMPANY DISCLAIMS ANY OBLIGATION TO UPDATE OR REVISE ANY OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN.
     THIS OFFER TO PURCHASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER UNDER APPLICABLE SECURITIES OR “BLUE SKY” LAWS.

i

     THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.
     Any Holder who desires to tender Notes and who holds physical certificates evidencing such Notes must complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions therein, have the signature thereon guaranteed (if required by Instruction 3 of the Letter of Transmittal) and deliver such manually signed Letter of Transmittal (or a manually signed facsimile thereof), together with certificates evidencing such Notes being tendered and any other required documents to the Depositary, at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. Only registered Holders are entitled to tender Notes.
     A beneficial owner of the Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the Notes on the beneficial owner’s behalf. The Depository Trust Company (“DTC”) has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender their Notes as if they were Holders. The Depositary and DTC have confirmed that the Tender Offer is eligible for DTC’s Automated Tender Offer Program (“ATOP”). Accordingly, to effect such a tender of Notes, DTC participants must tender their Notes to DTC through ATOP and follow the procedures set forth in “Procedures for Tendering and Withdrawing Notes—Notes Held Through DTC.” Holders desiring to tender their Notes on the Expiration Date should be aware that such Holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such date.
     Tendering Holders will not be obligated to pay brokerage fees or commissions or the fees and expenses of the Dealer Manager, the Information Agent or the Depositary. See “Dealer Manager; Information Agent; Depositary.”
     There are no guaranteed delivery provisions provided for by the Company in connection with the Tender Offer under the terms of this Offer to Purchase or any other related documents. Holders must tender their Notes in accordance with the procedures set forth herein and in the Letter of Transmittal.

AVAILABLE INFORMATION
     The Company files annual, quarterly and current reports and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy any materials that the Company files with the Commission at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. You can request copies of these documents by writing to the Commission and paying a fee for the copying cost. Please call the Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The Company’s Commission filings are also available at the Commission’s Internet Web site at http://www.sec.gov. The Company’s Commission filings can also be read at NASDAQ Operations in Washington, D.C.
     The Company has filed with the Commission a Tender Offer Statement on Schedule TO (the “Schedule TO”), pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Tender Offer. The Schedule TO, together with any exhibits or amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The Company hereby incorporates by reference into this Offer to Purchase the following documents of the Company filed with the Commission (together with any other documents that may be incorporated herein by reference as provided herein, the “Incorporated Documents”):
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010;
•	Current Reports on Form 8-K filed with the Commission on February 3, 2011 and on February 10, 2011 (but only as to Item 5.02), respectively; and
•	Proxy Statement filed on April 15, 2010 for the 2010 Annual Meeting of Stockholders.
     Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for the purpose of this Offer to Purchase to the extent that a statement contained herein modifies or supersedes such statement. Any such statement or statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase. All information appearing in this Offer to Purchase is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the Incorporated Documents, except as provided in the immediately preceding sentence. Statements contained in this Offer to Purchase as to the contents of any contract or other document referred to in this Offer to Purchase do not purport to be complete and, where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.
     In addition, this Offer to Purchase constitutes a part of the Schedule TO filed by the Company with the Commission on February 10, 2011 pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder. The Schedule TO and all exhibits thereto are incorporated by reference into this Offer to Purchase. The Company will, to the extent required by applicable laws and regulations, file an amendment to the Schedule TO to incorporate by reference future periodic filings the Company makes with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.
     The Company will provide without charge to each person to whom this Offer to Purchase is delivered, upon written or oral request, copies of any or all documents and reports described above and incorporated by reference into this Offer to Purchase (other than exhibits to such documents, unless such documents are specifically incorporated by reference). Written or telephone requests for such copies should be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS
     Certain statements in this Offer to Purchase and the Incorporated Documents constitute “forward-looking statements” as defined under U.S. federal securities laws. These statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations and express management’s current views of future performance, results, and trends and may be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause the Company’s actual results to materially differ from those described in the forward-looking statements. Risks and uncertainties that could cause our actual results to materially differ from those described in forward-looking statements include those discussed in our filings with the Securities and Exchange Commission (including those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2010, under the heading “Risk Factors”), and the following: the impact of our settlement of the federal investigation into our consulting arrangements with orthopaedic surgeons relating to our hip and knee products in the United States, including our compliance with the Deferred Prosecution Agreement through September 2011 and the Corporate Integrity Agreement through September 2015; demand for and market acceptance of our new and existing products; recently enacted healthcare reform legislation and its future implementation, possible additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payers or other elements of our business; tax reform measures, tax authority examinations and associated tax risks and potential obligations; our ability to identify business development and growth opportunities for existing or future products; product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, or declining sales; individual, group or class action alleging products liability claims, including an increase in the number of claims during any period; future actions of the FDA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities; our ability to enforce our patent rights or patents of third parties preventing or restricting the manufacture, sale or use of affected products or technology; the impact of geographic and product mix on our sales; retention of our sales representatives and independent distributors; inventory reductions or fluctuations in buying patterns by wholesalers or distributors; and any impact of the commercial and credit environment on us and our customers and suppliers. Readers should not place undue reliance on forward-looking statements. Such statements are made as of their respective dates and, except as required by applicable law and regulations, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Further disclosures that the Company makes on related subjects in the Company’s subsequent filings with the Commission should be consulted.

CERTAIN INFORMATION CONCERNING THE COMPANY
     The Notes are outstanding debt obligations of Wright Medical Group, Inc. Wright Medical Group, Inc. was incorporated in Delaware in 1999. Its principal executive offices are located at 5677 Airline Road, Arlington, Tennessee 38002 and its telephone number at that address is (901) 867-9971. The Company’s website is located at http://www.wmt.com. The content of the Company’s website is not incorporated into, or otherwise to be regarded as part of, this Offer to Purchase and Holders should not rely on any information contained therein in connection with their investment decision to tender Notes. The Company’s website address is included as an inactive textual reference only.
     Wright Medical Group, Inc. is a holding company. Through Wright Medical Technology, Inc. and other operating subsidiaries, the Company is a global orthopaedic medical device company specializing in the design, manufacture and marketing of devices and biologic products for extremity, hip, and knee repair and reconstruction. Wright is a leading provider of surgical solutions for the foot and ankle market. Reconstructive devices are used to replace or repair knee, hip and other joints and bones that have deteriorated or have been damaged through disease or injury. Biologics are used to replace damaged or diseased bone, to stimulate bone growth and to provide other biological solutions for surgeons and their patients. Within these markets, Wright focuses on the higher-growth sectors of the orthopaedic industry, such as foot and ankle and upper extremity markets, as well as on the integration of the Company’s biologic products into reconstructive procedures and other orthopaedic applications. Additionally, in recent years Wright has focused significant efforts on increasing the Company’s presence in the higher-growth extremities and biologics markets. Wright’s extensive foot and ankle product portfolio, its over 150 specialized foot and ankle sales representatives, and its increasing level of training of extremities-focused surgeons have resulted in Wright being a recognized leader in the foot and ankle market. Wright has been in business for over 60 years and has built a well-known and respected brand name and strong relationships with orthopaedic surgeons and podiatrists.

v

SUMMARY TERM SHEET
     The following summary is provided for convenience. It highlights material information in this Offer to Purchase and the Letter of Transmittal, but does not describe all of the details of the Tender Offer. The following summary is qualified in its entirety by reference to the information appearing elsewhere or incorporated by reference in this Offer to Purchase. Holders are urged to read the more detailed information set forth in this Offer to Purchase and the Letter of Transmittal. Each of the capitalized terms used in this Summary and not defined herein has the meaning set forth elsewhere in this Offer to Purchase.

The Company	Wright Medical Group, Inc., a Delaware corporation.

The Notes	2.625% Convertible Senior Notes due 2014.

The Tender Offer	The Company is offering to purchase for cash, upon the terms and subject to the conditions described herein and in the Letter of Transmittal, any and all of the Notes validly tendered and not validly withdrawn on or prior to the Expiration Date. See “The Tender Offer.”

Purpose of the Tender Offer; Source and Amount of Funds	The purpose of the Tender Offer is to acquire any and all of the outstanding Notes. The Company estimates that it would need approximately $203 million to purchase all Notes that are outstanding for purposes of the Tender Offer (including the payment of all Accrued Interest) and to pay all fees and expenses in connection with the Tender Offer, assuming all outstanding Notes are validly tendered and accepted for payment by the Company. The Company will fund the purchase of Notes tendered in the Tender Offer and pay the related fees and expenses from borrowings under the new senior credit facilities described herein and from cash on hand. See “The Tender Offer—Purpose of the Transaction” and “The Tender Offer—Source and Amount of Funds.”

Consideration; Accrued Interest	The Consideration offered is $1,000.00 per $1,000 principal amount of Notes.

If a Holder validly tenders its Notes on or prior to the Expiration Date and does not validly withdraw its Notes on or prior to the Expiration Date and the Company accepts such Notes for payment, subject to the terms and conditions of the Tender Offer, the Company will pay such Holder the Consideration and Accrued Interest for such Notes on the Payment Date.

Expiration Date	The Tender Offer will expire at 8:00 a.m., New York City time, on March 11, 2011, unless extended by the Company.

Payment Date	The Payment Date is expected to be promptly after the Expiration Date.

Withdrawal Rights	Tendered Notes may be withdrawn at any time prior to the Expiration Date, but not thereafter. See “Procedures for Tendering and Withdrawing Notes— Withdrawal of Tenders.”

Conditions to the Tender Offer	Notwithstanding any other provision of the Tender Offer, the Company’s obligation to accept for payment, and to pay for, any Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is subject to the satisfaction or waiver of the General Conditions. See “Conditions to the Tender Offer.”

The Company expressly reserves the right, in its sole discretion, subject to applicable law, to (i) waive any and all of the conditions of the Tender Offer prior to the date of acceptance for payment of Notes pursuant to the Tender Offer, (ii) extend the Expiration Date or (iii) amend the terms of the Tender Offer.

Procedures for Tendering and Withdrawing Notes	Any Holder who desires to tender Notes pursuant to the Tender Offer and who holds physical certificates evidencing such Notes must complete and sign the related Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed if required by Instruction 3 of the Letter of Transmittal, and deliver such manually signed Letter of Transmittal (or such manually signed facsimile), together with the certificates evidencing the Notes being tendered and any other required documents to the Depositary on or prior to the Expiration Date. Any beneficial owner who desires to tender Notes and who holds Notes in book-entry form should ask such owner’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such beneficial owner. See “Procedures for Tendering and Withdrawing Notes—Notes Held by Record Holders.”

Holders of Notes who are tendering by book-entry transfer to the Depositary’s account at DTC must execute the tender through ATOP. DTC Participants (as defined herein) that are accepting the Tender Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Depositary’s account at DTC. DTC will then send an Agent’s Message (as defined herein) to the Depositary for its acceptance. Delivery of the Agent’s Message by DTC will satisfy the terms of the Tender Offer as to the tender of Notes. See “Procedures for Tendering and Withdrawing Notes—Notes Held Through DTC.”

Untendered and/or Unpurchased Notes	Notes not tendered and/or accepted for payment pursuant to the Tender Offer will remain outstanding. Although the Company has no obligation to do so, the Company may purchase any untendered Notes in any lawful manner available to the Company.

Acceptance for Payment and Payment	Upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, the Company will accept for payment on the Expiration Date any and all outstanding Notes validly tendered and not validly withdrawn on or prior to the Expiration Date. If a Holder validly tenders its Notes on or prior to the Expiration Date and does not validly withdraw its Notes on or prior to the Expiration Date and the Company accepts such Notes for payment, subject to the terms and conditions of the Tender Offer, the Company will pay such Holder the Consideration and Accrued Interest for such Notes on the Payment Date. Payments for the Notes accepted for payment will be made on the Payment Date by the deposit of immediately available funds by the Company with the Depositary, or an account specified by the Depositary. The Depositary, or an account specified by the Depositary, will act as agent for the tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders. Any Notes validly tendered and accepted for payment pursuant to the Tender Offer will be cancelled. See “Acceptance for Payment and Payment.”

Material U.S. Federal Income Tax Consequences	For a discussion of material U.S. federal income tax consequences relating to the Tender Offer, see “Material U.S. Federal Income Tax Consequences.”

Dealer Manager	Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Depositary	D.F. King & Co., Inc.

Information Agent	D.F. King & Co., Inc.

THE TENDER OFFER
Introduction
     The Company hereby offers, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, to purchase for cash any and all of the Notes that are validly tendered and not validly withdrawn on or prior to the Expiration Date at a purchase price of $1,000.00 per $1,000 principal amount of Notes. The Company will also pay to each Holder who validly tenders the Notes pursuant to the Tender Offer the Accrued Interest. The Company’s obligation to accept for payment, and to pay for, any Notes validly tendered pursuant to the Tender Offer is subject to the satisfaction or waiver of the General Conditions. See “Conditions to the Tender Offer.”
     Upon the terms and subject to the satisfaction or waiver by us of all conditions set forth herein and in the Letter of Transmittal, the Company will accept for payment on the Expiration Date any and all Notes validly tendered and not validly withdrawn on or prior to the Expiration Date. If a Holder validly tenders its Notes on or prior to the Expiration Date and does not validly withdraw its Notes on or prior to the Expiration Date and the Company accepts such Notes for payment, subject to the terms and conditions of the Tender Offer, the Company will pay such Holder the Consideration and Accrued Interest for such Notes on the Payment Date.
     Notes accepted for payment pursuant to the Tender Offer will be accepted only in principal amounts of $1,000 or an integral multiple thereof.
     The Consideration and Accrued Interest for the Notes accepted on the Expiration Date will be paid on the Payment Date, which is expected to be promptly after the Expiration Date. Such payments will be made by the deposit of immediately available funds by the Company with the Depositary, or an account specified by the Depositary. The Depositary, or an account specified by the Depositary, will act as agent for the tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders. See “Acceptance for Payment and Payment.”
     Tenders of Notes pursuant to the Tender Offer may be validly withdrawn at any time prior to the Expiration Date by following the procedures described herein. If Holders validly withdraw previously tendered Notes, such Holders will not receive the Consideration applicable to such Notes, unless such Notes are validly retendered prior to the Expiration Date, in which case such Holders will be entitled to receive the Consideration.
Expiration Date; Extension; Amendment; Termination
     The Expiration Date is 8:00 a.m., New York City time, on March 11, 2011, unless extended, in which case the Expiration Date with respect to the Tender Offer will be such date to which the Expiration Date is extended. The Company may extend the Expiration Date with respect to the Tender Offer for any purpose, including, without limitation, to permit the satisfaction or waiver by us of all conditions to the Tender Offer. In order to extend the Expiration Date, the Company will notify DTC, and will make a public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement will state that the Company is extending the Tender Offer for a specified period or on a daily basis. Without limiting the manner in which the Company may choose to make a public announcement of any extension of the Tender Offer, the Company will not, unless required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement, other than issuing a timely press release.
     The Company’s obligation to accept for payment, and to pay for, any Notes validly tendered pursuant to the Tender Offer is subject to the satisfaction or waiver of the General Conditions. See “Conditions to the Tender Offer.”
     The Company expressly reserves the right, in its sole discretion, subject to applicable law, to (i) waive any and all of the conditions of the Tender Offer prior to the date of acceptance for payment of Notes pursuant to the Tender Offer, (ii) extend the Expiration Date or (iii) amend the terms of the Tender Offer. Any extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Company may choose to make such announcement, the Company shall not, unless required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release.
     If the Company extends the Tender Offer, or if the Company is delayed in its acceptance for payment of, or payment for, Notes or is unable to accept for payment or to pay for such Notes pursuant to the Tender Offer for any reason, then, upon extension of the Tender Offer without prejudice to the Company’s rights under the Tender Offer, the Depositary may retain tendered Notes on behalf of the Company. However, the ability of the Company to delay the payment for Notes that the Company has accepted for payment is limited by Rules 13e-4 and 14e-1(c) under the Exchange Act, which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of Holders promptly after the termination or withdrawal of a tender offer.
     If the Company makes a material change in the terms of the Tender Offer or the information concerning the Tender Offer, the Company will disseminate additional offering materials and extend the Tender Offer to the extent required by law, including Rule 13e-4 under the Exchange Act.
Purpose of the Transaction
     The purpose of the Tender Offer is to acquire any and all of the outstanding Notes.
Source and Amount of Funds
     The Company estimates that it would need approximately $203 million to purchase all Notes that are outstanding for purposes of the Tender Offer (including the payment of all Accrued Interest) and to pay all fees and expenses in connection with the Tender Offer, assuming all outstanding Notes are validly tendered and accepted for payment by the Company. The Company will fund the purchase of Notes tendered in the Tender Offer and pay the related fees and expenses from borrowings under the new senior credit facilities described herein and from cash on hand.
     On February 10, 2011, the Company entered into an amended and restated credit agreement (the “New Credit Agreement”) in respect of new senior credit facilities provided by a syndicate of lenders, including Bank of America, N.A., an affiliate of the Dealer Manager. Bank of America, N.A. is also the administrative agent for the New Credit Agreement, and the Dealer Manager acted as one of the joint lead arrangers. The facilities available under the New Credit Agreement replace the Company’s prior senior credit facility.
     The following is a summary of the material terms and conditions contained in the New Credit Agreement:
     The New Credit Agreement provides for a $200,000,000 revolving credit facility (the “Revolving Credit Facility”) and up to $150,000,000 under a delayed draw term loan facility (the “Delayed Draw Term Loan Facility”). The Company may take up to four advances under the Delayed Draw Term Loan Facility during the first six months following the closing date. In addition, the New Credit Agreement permits the Company, subject to the satisfaction of certain conditions, to borrow under the Revolving Credit Facility and/or an incremental term loan facility, an additional amount of up to $100,000,000.
     Borrowings under the New Credit Agreement are subject to customary conditions, including that all representations and warranties are true and correct as of the date of the borrowing, that no Default or Event of Default (each, as such term is defined in the New Credit Agreement) has occurred and is continuing as of such date or would result from such borrowing. The proceeds of the Delayed Draw Term Loan Facility may only be used to repurchase, redeem or otherwise acquire Notes. The Company has not made alternative financing arrangements in the event that it is unable to borrow funds under the New Credit Agreement.
     The term loans and borrowings under the Revolving Credit Facility bear interest at a rate equal to the sum of the Eurodollar Rate (as defined in the New Credit Agreement) plus an applicable margin of between 1.00% and 2.75% per annum or, if the Company chooses, the Base Rate (as defined in the New Credit Agreement) plus an applicable margin of 0.00% to 1.75% per annum, depending on the type of loan and the Company’s consolidated leverage ratio.

     The Company’s obligations under the New Credit Agreement are guaranteed by all of the Company’s existing and future direct and indirect domestic subsidiaries and are secured by pledges of 100% of the capital stock of the Company’s existing and future direct and indirect domestic subsidiaries and 65% of the voting stock of the Company’s and any guarantor’s existing and future first-tier material foreign subsidiaries and security interests in present and future intercompany debt (other than working capital advances) provided by the Company or any guarantor to any direct subsidiary of the Company or any direct subsidiary of any guarantor. The New Credit Agreement contains financial covenants including a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. The New Credit Agreement also contains a number of non-financial covenants, including, among others things, limitations with respect to: liens; investments, the incurrence of indebtedness; mergers, consolidations and sales of assets; dividends, stock redemptions and the redemption and/or prepayment of indebtedness; investments and transactions with affiliates. The New Credit Agreement provides that upon the occurrence of an Event of Default the lenders are entitled to declare that all principal, interest and other amounts owed are immediately due and payable and exercise any other right or remedy available under the New Credit Agreement and related documents. Events of Default under the New Credit Agreement include, among other things, non-payment of amounts owed, failure to perform covenants, breach of representations and warranties, the occurrence of certain bankruptcy and insolvency-related events, cross-defaults under certain obligations, the entry of certain judgments and the occurrence of a Change of Control (as such term is defined in the New Credit Agreement).
     The New Credit Agreement matures, and any amounts outstanding thereunder will be due and payable in full, on June 1, 2014 unless the Notes outstanding are reduced to a principal amount of less than $100,000,000 on or before June 1, 2014 (the “Reduction Event”), in which case, as long as no Default or Event of Default exists on the date of the Reduction Event, the maturity shall be automatically extended to February 10, 2016. The Delayed Draw Term Loan Facility is subject to scheduled quarterly amortization as follows: during each of the first and second years of the term loan, an amount equal to 5% of the outstanding principal amount thereof, during each of the third and fourth years of the term loan, equal to 10% of the outstanding principal amount thereof and during the fifth year of the term loan, 15% of the outstanding principal amount thereof. The New Credit Agreement also provides for mandatory prepayments of loans in connection with certain events, such as asset sales subject to certain exceptions and the incurrence of certain third-party indebtedness.
     This summary of the material terms and conditions contained in the New Credit Agreement is qualified in its entirety by the terms of the New Credit Agreement, which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference in its entirety.

PROCEDURES FOR TENDERING AND WITHDRAWING NOTES
     The tender of Notes pursuant to the Tender Offer and in accordance with the procedures described below will constitute a valid tender of Notes. If a Holder validly tenders its Notes on or prior to the Expiration Date and does not validly withdraw its Notes on or prior to the Expiration Date and the Company accepts such Notes for payment, subject to the terms and conditions of the Tender Offer, the Company will pay such Holder the Consideration and Accrued Interest for such Notes on the Payment Date. Any Notes tendered and validly withdrawn on or prior to the Expiration Date will be deemed not to have been validly tendered.
     Tendering Notes. The tender of Notes pursuant to any of the procedures set forth in this Offer to Purchase and in the Letter of Transmittal will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions of the Tender Offer. The valid tender of Notes will constitute the agreement of the Holder to deliver good and marketable title to all tendered Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.
     UNLESS THE NOTES BEING TENDERED ARE DEPOSITED BY THE HOLDER WITH THE DEPOSITARY ON OR PRIOR TO THE EXPIRATION DATE (ACCOMPANIED BY A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL), THE COMPANY MAY, AT ITS OPTION, REJECT SUCH TENDER. PAYMENT FOR NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF VALIDLY TENDERED NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS.
     Only registered Holders of Notes are authorized to tender their Notes pursuant to the Tender Offer. Accordingly, to properly tender Notes or cause Notes to be tendered, the following procedures must be followed:
     Notes Held Through DTC. Each beneficial owner of Notes held through a participant (a “DTC Participant”) of DTC (i.e., a custodian bank, depositary, broker, trust company or other nominee) must instruct such DTC Participant to cause its Notes to be tendered to be delivered in accordance with the procedures set forth in this Offer to Purchase. Holders desiring to tender their Notes on the Expiration Date should be aware that such Holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such date.
     The Depositary and DTC have confirmed that the Tender Offer is eligible for ATOP. Pursuant to an authorization given by DTC to the DTC Participants, each DTC Participant that holds Notes through DTC must transmit its acceptance through ATOP, and DTC will then edit and verify the acceptance, execute a book-entry delivery to the Depositary’s account at DTC and send an Agent’s Message (as defined below) to the Depositary for its acceptance. The Depositary will (promptly after the date of this Offer to Purchase) establish accounts at DTC for purposes of the Tender Offer with respect to Notes held through DTC, and any financial institution that is a DTC Participant may make book-entry delivery of Notes into the Depositary’s account through ATOP. However, although delivery of the Notes may be effected through book-entry transfer into the Depositary’s account through ATOP, an Agent’s Message in connection with such book-entry transfer and any other required documents must be, in any case, transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”
     The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each DTC Participant tendering through ATOP that such DTC Participant has received a Letter of Transmittal and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such DTC Participant.
     All Notes currently held through DTC have been issued in the form of a global note registered in the name of Cede & Co., DTC’s nominee (the “Global Note”). At or as of the close of business on the second business day after the Expiration Date, the aggregate principal amount of the Global Note will be reduced to represent the aggregate principal amount of the Notes, if any, held through DTC and not tendered pursuant to the Tender Offer.
     Notes Held by Record Holders. Each record Holder must complete and sign the Letter of Transmittal, and deliver such Letter of Transmittal and any other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Notes, to the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date.
     All signatures on the Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”); provided, however, that signatures on the Letter of Transmittal need not be guaranteed if such Notes are tendered for the account of an Eligible Institution. See Instruction 3 of the Letter of Transmittal. If a Letter of Transmittal or any Note is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.
     Lost or Missing Certificates. If a record Holder desires to tender Notes pursuant to the Tender Offer, but the certificates representing such Notes have been mutilated, lost, stolen or destroyed, such Holder should contact the Depositary for further instructions at the address or telephone number set forth herein. See Instruction 9 of the Letter of Transmittal.
     U.S. Federal Income Tax Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, unless a tendering Holder satisfies the conditions described in Instruction 5 of the Letter of Transmittal or is otherwise exempt, the aggregate Consideration and Accrued Interest may be subject to backup withholding tax. To prevent backup withholding, each U.S. Holder (as defined below) should complete and sign the Substitute Form W-9 provided in the Letter of Transmittal. Each Non-U.S. Holder (as defined below) must submit the appropriate completed IRS Form W-8 (generally IRS Form W-8BEN for a Non-U.S. beneficial owner) to avoid backup withholding. See Instruction 5 of the Letter of Transmittal.
     Effect of Letter of Transmittal. Subject to, and effective upon, the acceptance for payment of, and payment for, the Notes tendered thereby, by executing and delivering a Letter of Transmittal a tendering Holder of Notes (i) irrevocably sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in and to all the Notes tendered thereby, (ii) waives any and all rights with respect to such Notes (including, without limitation, any existing or past defaults and their consequences in respect of such Notes and the indenture under which such Notes were issued), (iii) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future arising out of, or related to, such Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to such Notes, to convert the Notes into cash or cash and shares of common stock, to participate in any redemption or defeasance of such Notes or be entitled to any of the benefits under the indenture under which the Notes were issued and (iv) irrevocably constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register, (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for the tendering Holders, for the Consideration and Accrued Interest for any tendered Notes that are purchased by the Company) and (d) deliver to the Company the Letter of Transmittal, all upon the terms and subject to the conditions of the Tender Offer.
     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of Notes pursuant to the procedures described in this Offer to Purchase and the Letter of Transmittal and the form and validity of all documents will be determined by the Company in its sole discretion, which determination will be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of, or payment for which, may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Tender Offer and any defect or irregularity in the tender of any particular Notes. The Company’s interpretation of the terms and conditions of the Tender Offer (including, without limitation, the instructions in the Letter of Transmittal) will be final and binding. No alternative, conditional or contingent tenders will be accepted. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company or any of its affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in such tenders or will incur any liability to a Holder for failure to give such notification. Tenders of Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Notes received by the Depositary that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as promptly as practical following the Expiration Date.
     LETTERS OF TRANSMITTAL AND NOTES MUST BE SENT ONLY TO THE DEPOSITARY. DO NOT SEND LETTERS OF TRANSMITTAL OR NOTES TO THE COMPANY, THE DEALER MANAGER OR THE INFORMATION AGENT.
     THE METHOD OF DELIVERY OF NOTES AND LETTERS OF TRANSMITTAL, ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE THROUGH ATOP, IS AT THE ELECTION AND RISK OF THE PERSONS TENDERING AND DELIVERING LETTERS OF TRANSMITTAL AND, EXCEPT AS OTHERWISE PROVIDED IN THE LETTER OF TRANSMITTAL, DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE DEPOSITARY PRIOR TO THE EXPIRATION DATE.
     No Guaranteed Delivery. There are no guaranteed delivery provisions provided for by the Company in connection with the Tender Offer under the terms of this Offer to Purchase, the Letter of Transmittal or any other related documents. Holders must tender their Notes in accordance with the procedures set forth above.
     Withdrawal of Tenders. Except as otherwise provided herein, tenders of Notes pursuant to the Tender Offer are irrevocable. Withdrawal of Notes may only be accomplished in accordance with the following procedures.
     Holders may withdraw Notes tendered in the Tender Offer at any time on or before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 40 business days from the commencement of the Tender Offer (if the Expiration Date has not occurred prior to that date), unless such Notes have been accepted for payment as provided in this Offer to Purchase. If the Company extends the Tender Offer, is delayed in its acceptance for payment of Notes pursuant to the Tender Offer or is unable to purchase Notes validly tendered under the Tender Offer for any reason, then, without prejudice to the Company’s rights under the Tender Offer, the Depositary may nevertheless, on the Company’s behalf, retain tendered Notes, and such Notes may not be withdrawn except to the extent that the Holder is entitled to withdrawal rights described herein.
     For a withdrawal of a tender of Notes pursuant to the Tender Offer to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary on or prior to the Expiration Date, by mail, or hand delivery or by a properly transmitted “Request Message” through ATOP. Any such notice of withdrawal must (i) specify the name of the person who tendered the Notes to be withdrawn and the name in which such Notes are registered (or, if tendered by a book-entry transfer, the name of the participant in DTC whose name appears on the security position listing as the owner of such Notes), if different from that of the person who deposited the Notes, (ii) contain the description of the Notes to be withdrawn, the certificate number or numbers of such Notes, unless such Notes were tendered by book-entry delivery, and the aggregate principal amount represented by such Notes, (iii) unless transmitted through ATOP, be signed by the Holder thereof in the same manner as the original signature on such Holder’s Letter of Transmittal, including any required signature guarantee(s), or be accompanied by documents of transfer sufficient to have the Note trustee register the transfer of the Notes into the name of the person withdrawing such Notes and (iv) if the Letter of Transmittal was executed by a person other than the registered Holder, be accompanied by a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such Holder.
     The Company will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and its determination will be final and binding on all parties. No withdrawal of Notes shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Company or any of its affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Notes may not be rescinded, and any Notes properly withdrawn will be deemed not to have been validly tendered for purposes of the Tender Offer. However, Holders may retender withdrawn Notes by following one of the procedures for tendering Notes described herein at any time prior to the Expiration Date.

ACCEPTANCE FOR PAYMENT AND PAYMENT
     Upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, the Company will accept for payment on the Expiration Date any and all outstanding Notes validly tendered and not validly withdrawn pursuant to the Tender Offer (or defectively tendered, if such defect has been waived by the Company) on or prior to the Expiration Date. The Payment Date is expected to be promptly after the Expiration Date. Any Notes validly tendered and accepted for payment pursuant to the Tender Offer will be cancelled and retired.
     The Company, at its option, may elect to extend the Expiration Date to a later date and time announced by the Company, provided that public announcement of that extension will be made not later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.
     The Company expressly reserves the right, in its sole discretion, to delay acceptance for payment of Notes tendered pursuant to the Tender Offer or the payment for Notes accepted for payment pursuant to the Tender Offer (subject to Rules 13e-4 and 14e-1(c) under the Exchange Act, which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer), or to terminate the Tender Offer and not accept for payment any Notes not theretofore accepted for payment, if any of the conditions set forth under “Conditions to the Tender Offer” shall not have been satisfied or waived by the Company or in order to comply, in whole or in part, with any applicable law. In all cases, payment for Notes accepted for payment pursuant to the Tender Offer will be made only after timely receipt by the Depositary of certificates representing such Notes (or confirmation of book-entry transfer thereof), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof (or satisfaction of DTC’s ATOP procedures) on or before the Expiration Date, and any other documents required thereby.
     Upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, on the Expiration Date, the Company will be deemed to have accepted for payment, and thereby purchased, all Notes validly tendered and not validly withdrawn on or prior to the Expiration Date as, if and when the Company gives written notice to the Depositary of its acceptance for payment of such Notes. On the Payment Date, the Company will deposit with the Depositary in respect of, and the Depositary will thereafter transmit to the Holders of, Notes accepted for payment, the Consideration and Accrued Interest.
     If the Company extends the Tender Offer, or if the Company is delayed in its acceptance for payment of, or payment for, Notes or is unable to accept for payment or to pay for such Notes pursuant to the Tender Offer for any reason, then, upon extension of the Tender Offer without prejudice to the Company’s rights under the Tender Offer, the Depositary may retain tendered Notes on behalf of the Company. However, the ability of the Company to delay the payment for Notes that the Company has accepted for payment is limited by Rules 13e-4 and 14e-1(c) under the Exchange Act, which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of Holders promptly after the termination or withdrawal of a tender offer.
     The Company reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Notes tendered pursuant to the Tender Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Tender Offer and will in no way prejudice the rights of a tendering Holder to receive payment for its Notes validly tendered and accepted for payment pursuant to the Tender Offer.
     Holders whose Notes are accepted for payment pursuant to the Tender Offer will be entitled to Accrued Interest on those Notes. Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the Holders of Notes purchased pursuant to the Tender Offer.
     Tendering Holders of Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the tendering of Notes pursuant to the Tender Offer.

     Notwithstanding any other provision of the Tender Offer, the Company’s obligation to accept for payment, and to pay for, any Notes validly tendered pursuant to the Tender Offer is subject to the satisfaction or waiver of the General Conditions. See “Conditions to the Tender Offer.”
     If the Tender Offer is terminated or the Notes are validly withdrawn prior to the Expiration Date, or the Notes are not accepted for payment, the Consideration applicable to such Notes will not be paid or become payable. If any tendered Notes are not purchased pursuant to the Tender Offer for any reason, or certificates are submitted evidencing more Notes than are tendered, such Notes not purchased will be returned, without expense, to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered), unless otherwise requested by such Holder under “Special Delivery Instructions” in the Letter of Transmittal, promptly following the Expiration Date or termination of the Tender Offer.

CERTAIN MARKET INFORMATION CONCERNING THE NOTES
     There is no established reporting system or trading market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. To the Company’s knowledge, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not available.
     Holders of Notes may convert their Notes into shares of the Company’s common stock at any time on or prior to the close of business on the business day immediately preceding December 1, 2014 at the applicable conversion rate. The conversion rate was initially 30.6279 shares of common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $32.65 per share of common stock. The conversion rate is to adjustment upon the occurrence of specified events.
     The Company’s common stock is listed on the NASDAQ Global Select Market under the symbol “WMGI.” The following table sets forth, for the periods indicated, the reported high and low sales prices in U.S. dollars for the Company’s common stock on the NASDAQ Global Select Market.

Year Ended December 31, 2009	High	Low
First Quarter	$22.35	$11.17
Second Quarter	16.97	12.03
Third Quarter	18.38	13.37
Fourth Quarter	19.40	15.32

Year Ended December 31, 2010
First Quarter	$19.25	$15.72
Second Quarter	19.61	16.00
Third Quarter	17.70	13.03
Fourth Quarter	15.99	12.98

Year Ended December 31, 2011
First Quarter (through February 8, 2011)	$16.83	$14.44
     On February 8, 2011, the last reported sale price of the Company’s common stock on the NASDAQ Global Select Market was $15.22 per share.
     HOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMPANY’S COMMON STOCK AND THE NOTES PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

CONDITIONS TO THE TENDER OFFER
     Notwithstanding any other provision of the Tender Offer, the Company’s obligation to accept for payment, and to pay for, any Notes validly tendered pursuant to the Tender Offer is subject to the satisfaction or waiver of the General Conditions.
     The “General Conditions” are:
     (a) there shall not have been enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that, in the Company’s reasonable judgment, would or would be reasonably likely to prohibit, prevent or materially restrict or delay consummation of the Tender Offer or that is, or is reasonably likely to be, materially adverse to the Company’s (or its subsidiaries’), business, operations, prospects, properties, condition (financial or otherwise), assets or liabilities;
     (b) there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities in the United States securities or financial markets, (ii) a material impairment in the trading market for debt securities, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (v) any attack on, outbreak or escalation of hostilities or acts of terrorism involving the United States or declaration of emergency or war by the United States that would reasonably be expected to have a materially disproportionate effect on our (or our subsidiaries’) business, operations, condition or prospects relative to other companies in the Company’s industry or (vi) any significant adverse change in the United States securities or financial markets generally or in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;
     (c) there shall not be threatened or pending any action, proceeding or counterclaim brought by any domestic or foreign federal, state or local governmental, regulatory or administrative agency or authority, court, legislative body, commission or third party (i) challenging the purchase by the Company of the Notes or otherwise seeking to restrain or prohibit the consummation of the Tender Offer or otherwise seeking to obtain any damages as a result thereof or (ii) otherwise materially adversely affecting the Company’s ability to successfully complete the Tender Offer;
     (d) there shall not exist any other actual or threatened legal impediment to the Tender Offer or any other circumstances that would materially adversely affect the transactions contemplated by the Tender Offer or the contemplated benefits of the Tender Offer to the Company or its subsidiaries;
     (e) there shall not have occurred or be reasonably expected to occur any change, event or occurrence that could materially and adversely affect the business, operations, prospects, properties, condition (financial or otherwise), assets or liabilities of the Company or its subsidiaries on a consolidated basis; and
     (f) there shall not have occurred or be reasonably expected to occur any change, event or occurrence that could prohibit, prevent, restrict or delay consummation of the Tender Offer or make it impractical or inadvisable to proceed with the Tender Offer.
     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion, regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) and may be waived by the Company in whole or in part, at any time and from time to time, in the sole discretion of the Company, whether any other condition of the Tender Offer is also waived. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

     The Company expressly reserves the right, in its sole discretion, subject to applicable law, to (i) waive any and all of the conditions of the Tender Offer prior to the date of acceptance for payment of Notes in the Tender Offer, (ii) extend the Expiration Date or (iii) amend the terms of the Tender Offer. Any extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. In the event that the Company extends the Tender Offer, the term “Expiration Date” with respect to such extended Offer shall mean the time and date on which the Tender Offer, as so extended, shall expire. Without limiting the manner in which the Company may choose to make such announcement, the Company shall not, unless required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release.

MATERIAL DIFFERENCES IN THE RIGHTS OF HOLDERS OF NOTES AS A RESULT OF THE TENDER OFFER
Effects on the Holders of Notes tendered in the Tender Offer
     If the Company accepts Notes for payment, subject to the terms and conditions of the Tender Offer, the Company will pay the Holders the Consideration and Accrued Interest for all Notes purchased from them on the Payment Date, and thereby such Holders will give up certain rights and obligations associated with their ownership of such Notes. Below is a summary of certain rights that such Holders will forgo and obligations of which such Holders will be relieved of if such Notes are accepted for payment and paid. The summary below does not purport to describe all of the terms of the Notes. Please refer to the Indenture filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 26, 2007 (file number 000-32883), by and between the Company and The Bank of New York, as trustee. See “Available Information.”
     Interest. With respect to Notes accepted for payment and paid in accordance with this Offer to Purchase, Holders thereof will forgo regular semi-annual interest payments at the rate of 2.625% per annum on such Notes.
     Conversion Rights of Holders. With respect to Notes accepted for payment and paid in accordance with this Offer to Purchase, Holders will forgo the right to elect to convert the Notes into shares of the Company’s common stock at any time on or prior to the close of business on the business day immediately preceding December 1, 2014 at the applicable conversion rate. The conversion rate was initially 30.6279 shares of common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $32.65 per share of common stock. The conversion rate is to adjustment upon the occurrence of specified events. Holders who convert their Notes in connection with a make-whole fundamental change (as defined in the indenture governing the Notes), may be entitled to a make-whole premium in the form of an increase in the conversion rate for Notes converted in connection with such make-whole fundamental change.
     Right of Holders to Require Repurchase by the Company. With respect to Notes accepted for payment and paid in accordance with this Offer to Purchase, Holders will forgo the right to require the Company to repurchase all or a portion of such tendered Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes), subject to certain conditions, at a purchase price in cash equal to 100% of the principal amount of such Notes, plus any accrued and unpaid interest, to, but excluding, the fundamental change purchase date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).
     Right of Holders to Receive Principal at Maturity. With respect to Notes accepted for payment and paid in accordance with this Offer to Purchase, Holders will forgo the right to receive, at the maturity date for the Notes, all of the principal due on such tendered Notes as of such maturity date.
     The following considerations, in addition to the other information described elsewhere herein or incorporated by reference herein, should be carefully considered by each holder of Notes before deciding whether to tender Notes pursuant to the Tender Offer.
     Position of the Company Concerning the Tender Offer. Neither the Company nor its board of directors nor the Dealer Manager, Depositary or Information Agent makes any recommendation to any Holder whether to tender or refrain from tendering any or all of such Holder’s Notes, and none of them has authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information in this Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Notes, and, if so, the principal amount of Notes to tender.
     Existing Indebtedness. As of December 31, 2010, the Company had an aggregate of approximately $202.8 million of long-term debt and capital lease obligations on a consolidated basis and including current maturities. The Company will continue to have indebtedness following the consummation of the Tender Offer. The amount of the Company’s indebtedness and restrictions contained in the documents governing the Company’s indebtedness may limit its ability to effect future financings in the event the Company should deem it necessary or desirable to raise additional capital. Further, there can be no assurance that the Company will have sufficient earnings, access to liquidity or cash flow in the future to meet its debt service obligations under the Notes that remain outstanding following consummation of the Tender Offer. For additional information about the Company’s indebtedness, capitalization and financial condition, see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the other reports and information incorporated by reference herein. See “Available Information” and “Incorporation of Documents by Reference.”
     Cancellation of Indebtedness Income to the Company. The purchase of Notes pursuant to the Tender Offer will result in cancellation of indebtedness income for U.S. federal and applicable state and local income tax purposes to the Company to the extent that the cash paid is less than the stated principal amount of the Notes that are purchased. The Company does not expect that such cancellation of indebtedness income will have a material adverse effect on the Company.
     Limited Trading Market. The Notes are not listed on any national or regional securities exchange or quoted on any automated quotation system. To the Company’s knowledge, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not available. To the extent that Notes are tendered and accepted for payment pursuant to the Tender Offer, the trading market for Notes that remain outstanding is likely to be even more limited. In addition, a debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a larger float. To the extent a market continues to exist for such Notes, the market price for Notes that are not tendered and accepted for payment pursuant to the Tender Offer may be affected adversely to the extent that the principal amount (or principal amount at maturity, as applicable) of Notes purchased pursuant to the Tender Offer reduces the float, and the Notes may trade at a discount compared to present trading prices depending on prevailing interest rates, the market for debt instruments with similar credit features, the performance of the Company and its other subsidiaries and other factors. The extent of the market for the Notes and the availability of market quotations will depend upon the number of holders of the Notes remaining at such time, the interest in maintaining a market in the Notes on the part of securities firms and other factors. There is no assurance that an active market in the Notes will exist and no assurance as to the prices at which the Notes may trade after the consummation of the Tender Offer.
     Treatment of Notes Not Tendered and/or not Accepted for Payment in the Tender Offer. Notes not tendered and/or accepted for payment in the Tender Offer will remain outstanding. The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the indenture governing the Notes, will remain unchanged. No amendment to such indenture is being sought. From time to time after the tenth business day following the Expiration Date or other date of termination of the Tender Offer, the Company or its affiliates may acquire Notes that remain outstanding through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration. Alternatively, the Company may, subject to certain conditions, redeem any or all of the Notes not purchased pursuant to the Tender Offer at any time that it is permitted to do so under the indenture governing the Notes. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company or its affiliates will choose to pursue in the future.
     Ability of the Company to Pay Its Debt and Other Obligations. If the Company’s cash flow is inadequate to meet its obligations, the Company could face substantial liquidity problems. If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the Notes outstanding after the consummation of the Tender Offer or its other obligations, the Company will be in default under the terms thereof, which will permit the Holders of the Notes and the Company’s other obligations to accelerate the maturity of the Notes and such other obligations and also could cause defaults under future indebtedness the Company may incur. Any such default could have a material adverse effect on the Company’s business, prospects, financial condition and operating results. In addition, the Company cannot assure the Holders that it would be able to repay amounts due in respect of the Notes if payment on the Notes were to be accelerated following the occurrence of an Event of Default (as defined in the indenture governing the Notes).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
     The following is a summary of the material U.S. federal income tax consequences of the tender of Notes pursuant to the Tender Offer and the receipt of the Consideration and Accrued Interest. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing, temporary and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”), and rulings and administrative and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). This summary assumes that the Holders of the Notes have held their Notes as “capital assets,” as defined under the Code.
     This summary does not discuss all aspects of U.S. federal income taxation which may be relevant to a particular Holder of Notes in light of such Holder’s individual circumstances or to certain types of Holders subject to special tax rules (e.g., financial institutions, broker-dealers, partnerships or other pass-through entities, insurance companies, expatriates, tax-exempt organizations and Holders who hold their Notes as part of a hedge, straddle or conversion or other integrated transaction), nor does it address state, local or foreign tax consequences or any U.S. federal tax consequences (e.g., estate or gift) other than U.S. federal income tax consequences. In addition, the Company has not sought a formal legal opinion from the Internal Revenue Service (the “IRS”) or from its tax counsel regarding any U.S. federal income tax consequences of tendering Notes pursuant to the Tender Offer and there is no assurance that the IRS would not challenge any of the conclusions set forth herein.
     EACH HOLDER IS URGED TO CONSULT SUCH HOLDER’S TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE TENDER OFFER.
U.S. Holders
     For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States,

•	an entity treated as a corporation that is organized under the laws of the United States, any state of the United States or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source or

•	a trust, if (i) a court within the United States can exercise primary supervision over the administration of the trust and one or more United States persons has authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.
     If any entity taxable as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the entity. Partnerships that are beneficial owners of Notes, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of tendering Notes.
     Sale of Notes Pursuant to the Tender Offer. The receipt of the Consideration by a U.S. Holder in exchange for the Notes will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between (i) the gross amount of the Consideration paid to such U.S. Holder in respect of its tendered Notes and (ii) such U.S. Holder’s adjusted tax basis in such Holder’s tendered Notes. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial cost of such Note, increased by any market discount previously included in income by such U.S. Holder and decreased by the amount of any bond premium previously amortized by such U.S. Holder. Except to the extent it is subject to the market discount rules discussed below, any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if such Holder has held such Notes for more than one year. Non-corporate

U.S. Holders are generally subject to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to limitations.
     An exception to the capital gain treatment described in the preceding paragraph applies to a U.S. Holder who holds a Note with “market discount.” Market discount is generally the amount by which the principal amount of the Note exceeded the U.S. Holder’s tax basis in the Note immediately after its acquisition. A Note will be considered to have no market discount if such excess is less than 1/4 of 1% of the principal amount of the Note multiplied by the number of complete years from the U.S. Holder’s acquisition date of the Note to its maturity date. Any gain realized by the U.S. Holder of a Note with market discount will be treated as ordinary income to the extent that market discount has accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) from the U.S. Holder’s acquisition date to the date of sale, unless the U.S. Holder has previously elected to include market discount in income currently as it accrues. Gain in excess of such accrued market discount will be subject to the capital gains rules described above.
     The gross amount of the payments of Accrued Interest generally will be treated as ordinary income to the extent not previously included in income.
     Information Reporting and Backup Withholding. A U.S. Holder may be subject to backup withholding with respect to the receipt of the Consideration and Accrued Interest in exchange for the Notes. The payor of the Consideration and Accrued Interest will be required to deduct and withhold at the applicable backup withholding rate from these payments if:
•	the payee fails to furnish its correct Taxpayer Identification Number (“TIN”) to the payor in the prescribed manner or fails to establish that it is entitled to an exemption;

•	the IRS notifies the payor that the TIN furnished by the payee is incorrect;

•	the payee has previously failed to properly report the receipt of reportable payments and the IRS has notified the payee or payor that backup withholding is required; or

•	the payee fails to certify under penalties of perjury that such payee is not subject to backup withholding.
If any one of these events occurs with respect to a U.S. Holder, the Company or its paying or other withholding agent may be required to withhold at the applicable backup withholding rate from any payments of the Consideration and Accrued Interest in exchange for the Notes.
     Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a refund or credit against such Holder’s U.S. federal income tax liability, so long as the required information is timely provided to the IRS. The Company, its paying agent or other withholding agent generally will report to a U.S. Holder and to the IRS the amount of any reportable payments made in respect of the Notes for each calendar year and the amount of tax withheld, if any, with respect to such payments (unless the U.S. Holder is a corporation or other exempt recipient).
Non-U.S. Holders
     For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of a Note that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.
     Sale of Notes Pursuant to the Tender Offer. The receipt of the Consideration by a Non-U.S. Holder in exchange for a Note will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion of backup withholding below, any gain realized by a Non-U.S. Holder on the exchange generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (in which case such gain would be taxable as discussed below);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied (in which case the Non-U.S. Holder will generally be subject to U.S. federal income tax at a 30% rate (or at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. sources losses)); or

•	the Company is or has been a U.S. real property holding corporation, as defined in Code section 897, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter. While the Company believes that it is not, and has not been in the past five years, a U.S. real property holding corporation, if the Company’s belief were incorrect, a Non-U.S. Holder whose ownership of Notes exceeds (or exceeded) certain ownership thresholds would generally be subject to tax on any gain on a net income basis as if such Non-U.S. Holder were a U.S. Holder.
     The gross amount of the payments of Accrued Interest to a Non-U.S. Holder generally will not be subject to U.S. federal income tax, provided that:
•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is considered related to the Company;

•	such Non-U.S. Holder is not a bank receiving interest on a loan entered into in the ordinary course of its trade or business;

•	the Accrued Interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and

•	the Company or its paying agent has received or receives appropriate documentation establishing that the Non-U.S. Holder is not a U.S. person.
     A Non-U.S. Holder that does not qualify for exemption from U.S. federal income tax under the preceding sentence generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate) on payments of Accrued Interest that are not effectively connected with the conduct of a U.S. trade or business.
     Unless an applicable income tax treaty provides otherwise, if the gain or Accrued Interest is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, such gain or interest will be subject to U.S. federal income tax on a net income basis generally in the same manner as gain or interest recognized by a U.S. Holder (and, in the case of corporate Holders, a 30% branch profits tax may also apply), unless an applicable income tax treaty provides otherwise. If Accrued Interest is effectively connected with a U.S. trade or business, such payments will not be subject to U.S. withholding tax so long as the relevant Non-U.S. Holder provides the Company or its paying agent with the appropriate documentation.
     Non-U.S. Holders should consult their own tax advisors regarding the availability of a refund of any U.S. withholding tax.
     Information Reporting and Backup Withholding. The receipt of the Consideration by a Non-U.S. Holder in exchange for a Note which occurs through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and backup withholding unless such Holder certifies as to its Non-U.S. status under penalties of perjury or otherwise establishes an exemption. The payment of the Consideration to a Non-U.S. Holder through a non-U.S. office of either a U.S. broker or a non-U.S. broker that is a U.S.-related person will be subject to information reporting (but not backup withholding) unless such broker has documentary evidence in its files that such Non-U.S. Holder is not a U.S. person or the Non-U.S. Holder establishes an exemption. For this purpose, a “U.S.-related person” is:
•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

•	a foreign partnership that is either engaged in the conduct of a trade or business in the United States or of which 50% or more of its income or capital interests are held by U.S. persons.
Neither information reporting nor backup withholding will apply to a payment of the Consideration to a Non-U.S. Holder through a non-U.S. office of a non-U.S. broker that is not a U.S.-related person.
     Backup withholding and related information reporting generally will not apply to Accrued Interest payments made to a Non-U.S. Holder in respect of the Notes if such Non-U.S. Holder furnishes the Company or its paying agent with appropriate documentation of such Holder’s non-U.S. status, but other information reporting will generally apply.
     Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the Non-U.S. Holder resides.
     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, so long as the required information is timely provided to the IRS.

DEALER MANAGER; INFORMATION AGENT; DEPOSITARY
     The Company has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Dealer Manager”) to act as the exclusive dealer manager for the Tender Offer. In such capacity, the Dealer Manager may contact Holders regarding the Tender Offer and may request DTC Participants to forward this Offer to Purchase and related materials to beneficial owners of Notes. The Company will pay the Dealer Manager reasonable and customary fees for its services and reimburse the Dealer Manager for its reasonable out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify the Dealer Manager and its affiliates against certain liabilities under U.S. federal or state law or otherwise caused by, relating to or arising out of the Tender Offer. The Dealer Manager and its affiliates have provided, and may continue to provide in the future, investment banking, general financing and banking services to the Company and its affiliates. At any given time, the Dealer Manager may trade the Notes of the Company for its own account or for the accounts of customers and, accordingly, may hold a long or short position in the Notes.
     D.F. King & Co., Inc. has been appointed the Information Agent with respect to the Tender Offer. The Company will pay the Information Agent customary fees for its services and reimburse the Information Agent for its reasonable out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify the Information Agent for certain liabilities under U.S. federal or state law or otherwise caused by, relating to or arising out of the Tender Offer. Requests for additional copies of documentation may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase.
     D.F. King & Co., Inc. has also been appointed the Depositary for the Tender Offer. The Company will pay the Depositary customary fees for its services and reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify the Depositary for certain liabilities under U.S. federal or state law or otherwise caused by, relating to or arising out of the Tender Offer. All deliveries and correspondence sent to the Depositary should be directed to the address set forth on the back cover of this Offer to Purchase.
     In connection with the Tender Offer, members of the Board of Directors and officers of the Company and its affiliates may solicit tenders by use of the mails, personally or by telephone, facsimile, telegram, electronic communication or other similar methods. Members of the Board of Directors and officers will not be specifically compensated for those services. The Company will, upon request, also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable and customary handling and mailing expenses incurred by them in forwarding copies of this Offer to Purchase and related documents to the beneficial owners of the Notes and in handling or forwarding tenders of Notes by their customers.
MISCELLANEOUS
     Securities Ownership. Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, neither the Company nor, to the Company’s knowledge, any of its affiliates or subsidiaries or persons controlling the Company, and, to the Company’s knowledge, none of the directors, managers or executive officers of the Company or any of its subsidiaries, or any affiliates or subsidiaries of any of the foregoing, beneficially owns any Notes.
     Recent Securities Transactions. Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, neither the Company nor, to the Company’s knowledge, any of its affiliates or subsidiaries or persons controlling the Company, and, to the Company’s knowledge, none of the directors, managers or executive officers of the Company or any of its subsidiaries, or any affiliates or subsidiaries of any of the foregoing, have effected any transactions involving the Notes during the 60 days prior to the date of this Offer to Purchase.
     The Tender Offer is not being made to (nor will tenders of Notes be accepted from or on behalf of) Holders of Notes in any jurisdiction in which the making or acceptance of the Tender Offer would not be in compliance with the laws of such jurisdiction. If the Company becomes aware of any jurisdiction in which the making of the Tender Offer or the tender of Notes in connection therewith would not be in compliance with applicable law, the Company may, in its sole discretion, make an effort to comply with any such law. If, after such effort, the Company cannot comply with any such law, the Tender Offer will not be made to (nor will tenders be accepted on behalf of) any Holder residing in such jurisdiction.
     No person has been authorized to give any information or make any representation on the Company’s behalf that is not contained in this Offer to Purchase or other Tender Offer documents and, if given or made, such information or representation should not be relied upon.
     NONE OF THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER ALL OR A PORTION OF THEIR NOTES PURSUANT TO THE TENDER OFFER. EACH HOLDER MUST MAKE ITS OWN DECISION AS TO WHETHER OR NOT TO TENDER NOTES AND, IF SO, THE PRINCIPAL AMOUNT OF NOTES AS TO WHICH ACTION IS TO BE TAKEN.
WRIGHT MEDICAL GROUP, INC.

The Depositary for the Tender Offer is:
D.F. King & Co., Inc.
By Mail, Overnight Courier or by Hand:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
By facsimile
(for Eligible Institutions only):
(212) 809-8838
Confirmation:
(212) 493-6996
Attention: Elton Bagley
     Any questions or requests for assistance may be directed to the Dealer Manager or the Information Agent at the addresses and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. Requests for copies of the Incorporated Documents may also be directed to the Information Agent. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.
The Information Agent for the Tender Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers call: (212) 269-5550
All others call Toll Free: (800) 769-7666
Email: wrightmedical@dfking.com
The Dealer Manager for the Tender Offer is:
BofA Merrill Lynch
214 North Tryon Street, 17th Floor
Charlotte, North Carolina 28255
Attention: Debt Advisory Services
Collect: (980) 388-9217
Toll Free: (888) 292-0070